Filed by Kinder Morgan, Inc. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:  El Paso Pipeline Partners, L.P.

Commission File No.:  001-33825

File No. of Related Registration Statement: 333-198411

KMP / EPB Summary

Tax Information Package

Kinder Morgan, Inc. (KMI) has entered into agreements to acquire all of the equity interests of Kinder Morgan Energy Partners, L.P. (KMP) El Paso Pipeline Partners, L.P. (EPB) and Kinder Morgan Management, LLC (KMR).  The exchange of KMI shares for KMR shares is not expected to result in a taxable transaction.  The receipt of KMI common stock, cash or a combination of KMI common stock and cash in exchange for KMP or EPB common units will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes (it will be considered a sale of the partnership units).  Accordingly, in the first quarter of 2015 you will receive, among other items, the following documents as well as summary information covering those documents:

1)             Schedule K-1

2)             Transactions Schedule

3)             Sales Worksheet

4)             State Tax Schedule

This KMP / EPB Tax Information Package is being provided for your general guidance and is focused on the documents listed above.  It is an additional resource for KMP and EPB unit holders to reference in light of the recent KMI transaction announcement.  The information is not intended to be, nor should it be construed as, the basis of tax advice.  The tax information discussed within this package and reflected on the schedules provided to you is based on existing federal and state laws and regulations as interpreted by the partnerships’ General Partner.

For your reference, included at the end of this package are (i) sample K-1 and Additional Information Statement (Exhibit 1); (ii) a sample blank Transaction Schedule (Exhibit 2); (iii) sample Sales Worksheets (Exhibits 3 and 4); (iv) the 2013 K-1 Graphic Guide (Exhibit 5); and (ii) Frequently Asked Questions (Exhibit 6).

Before undertaking any tax filing, we suggest that you refer to the appropriate federal and state income tax laws or consult with your tax advisor.  If you have any questions regarding your federal and state income taxes, please contact your tax advisor.  If you have any corrections to your personal information (name, address, account type, etc.), to your tax records maintained by your broker or transfer agent (correct dates, transaction types, units by transaction, add missing transactions, delete incorrect transactions, etc.), or to request K-1s from previous years, please call Tax Package Support at 1-800-232-1627 or visit www.taxpackagesupport.com.

1) Schedule K-1

The partnerships are publicly traded limited partnerships.  The partnerships are not subject to federal income taxes and, in most cases, state income taxes.  Instead, each partner is required to report an allocable share of the partnerships’ items of income, gain, loss, deduction or tax credit in the partner’s income tax return.  The Schedule K-1 provides your share of the partnerships’ income, deductions, credits and related items.  For your reference, we have included a sample Schedule K-1 (see Exhibit 1).  Please also reference Exhibits 5 and 6, for the 2013 Graphic Guide and Frequently Asked Questions (FAQs), which include more information on the Schedule K-1.  The Graphic Guide links the information reflected on the Schedule K-1 to the specific tax forms that may be required in the filing of your federal income tax return.  The FAQs addresses general tax-related issues associated with you receiving a Schedule K-1, rather than a Form 1099.  A complete copy of the IRS instructions for the Schedule K-1 can be found on the IRS website.

The Schedule K-1 provides your share of the partnerships’ income, deductions, credits, and related items.  The K-1 information is to be included in your tax return to be filed.  Because of certain reporting limitations on the K-1, the partnerships also provide other important operating results needed in the preparation of your tax return in the Additional Information Statement.  The tax law characterizes the tax reporting of items of income, gain, loss, and deduction from a publicly-traded limited partnership interest as relating to either passive or portfolio activities.

Portfolio Activity Items

The amounts reported to you in boxes 5, 6a, 6b, 7, 13I, 13H, 20A, and 20B are from portfolio activities.  These amounts, if any, must be reported in your return as indicated in the Schedule K-1 instructions.

Passive Activity Items

The amounts reported to you in boxes 1, 2, 3, 4, 8, 9a, 10, 11, 12, and 13J of the Schedule K-1 are from passive activities.  If the sum of the amounts in boxes 1, 2, 3, 4, 8, 9a, 10, 11, 12, and 13J result in a negative number (a passive activity loss), you would not report the amounts from these boxes on your return unless you sold your units or have a deemed sale of your units prior to the end of the calendar year.  If you have passive activity losses, do not report the amounts in boxes 15 or 17 on your return unless you sold your units or have a deemed sale of your units prior to the end of the calendar year.  If the sum of the amounts in boxes 1, 2, 3, 4, 8, 9a, 10, 11, 12, and 13J result in a positive number, then report each of the amounts in boxes 1, 2, 3, 4, 8, 9a, 10, 11, 12, 13J, 15, and 17 as instructed by the form.

The tax law limits the recognition of losses from passive activities of a publicly-traded limited partnership to the amount of passive activity income from the same partnership.  Net passive activity income from a publicly-traded limited partnership is fully recognized.  The income cannot be offset by net passive activity losses from other sources including other publicly-traded partnerships.

Passive activity losses that are not recognized can accumulate and are suspended until one of the following occurs:

a.              the partner is allocated net passive activity income from the same partnership against which the suspended losses can be offset, or

b.              the partner disposes of an interest in the partnership, at which time the suspended losses are fully recognized.

The unit holder must track his or her passive loss balance.  Since the acquisition of the KMP and EPB units by KMI will be a taxable sale of your units, you should be able to utilize all of your suspended passive activity losses to offset all or part of the gain you might have from the sale of your units.  We encourage you to consult your tax advisor regarding these items.

Schedule K-1 Tax Reporting Items and Definitions

Identification Number:

•                  Partnership Federal Identification Number:  This is the partnership’s federal taxpayer identification number.  This number must be reported on your U.S. Individual Income Tax Return, Form 1040, Schedule E, Part II, Line 28, Column (d).

Passive Activity Income or (Loss) Items:

•                  Review the above instructions regarding reporting of income or loss from a passive activity before including any of the below items on your tax return.  The graphic guide included in the tax package links the information reflected on the Schedule K-1 to the specific tax forms that may be required in the filing of your 2013 federal income tax return.

•                  Ordinary Income from Trade or Business Activities (Box 1):  This amount reflects your share of partnership ordinary income or loss before any separately reported items.  Internal Revenue Code (“IRC”) Section 743(b) adjustments have also been included in Box 1, if applicable.  If you have net overall passive activity income from this partnership, then this amount should be reported on Form 1040, Schedule E, Part II, Column (g).  You will also need to determine whether you have prior suspended losses from this partnership to be used to offset your current year overall net passive activity income.  Report the amount of suspended losses you utilized on Form 1040, Schedule E, Part II, Column (f).

•                  Net Income (Loss) from Other Rental Activities (Box 3):  This is your share of the partnership’s income or loss from rental real estate activities.  If you have net overall passive activity income from this partnership, then this amount should be reported on Form 1040, Schedule E, Part II, Column (g).

•                  Net Section 1231 Gain (Loss)(Box 10):  The amount reported in box 10 is your share of gain or loss from the disposition of trade or business assets.  If you have net overall passive activity income from this partnership, then this amount should be reported on Form 4797, Part I, Line 2, Column (g).

•                  Intangible Drilling Costs (Box 13J):  This is your share of the partnership’s Intangible Drilling Costs (IDC).  If you have net overall passive activity income from this partnership, then this amount should be reported on Form 1040, Schedule E, Part II, Column (g).  Schedule K-1, Box 13J provides the information necessary for you to compute your tax preference for IDC.  For all taxpayers, Line 13J1 represents qualified IDC incurred by the partnership’s oil and gas operations to which an election under Section 59(e) may apply.  Line 13J2 represents mining and development cost incurred by the partnership to which an election under Section 59(e) may apply.  You may also want to consult your tax advisor for appropriate treatment of these costs.

Portfolio Items:

•                  Portfolio Interest Income (Box 5):  This item represents your share of portfolio interest income.  Report this amount on Form 1040, Schedule B, Part I, Line 1.

•                  Portfolio Dividend Income (Box 6a and Box 6b):  The amount reported in Box 6a is your share of portfolio ordinary dividend income.  Report this amount on Form 1040, Schedule B, Part II, Line 5.  The amount reported in Box 6b is your share of qualified dividend income.  Report this amount on Form 1040, line 9b.

•                  Royalties (Box 7):  This is your share of the partnership’s royalty income.  Report this item on Form 1040, Schedule E, Part I, Column A,

•                  Deductions-Royalty Income (Box 13I):  The amount reflected in this box represents your share of deductions related to royalty income.  Report this item on Form 1040, Schedule E, Part I, Column A, Line 19.

Other Reporting Items:

•                  Interest Expense on Investment Debts (Box 13H):  This amount is used in the computation of deductible investment interest expense.  Report this amount on Form 4952, Part I, Line 1.

•                  Section 199 Deduction (Box 13T and 13V):  IRC Section 199 (“Section 199”) was added by The American Jobs Creation Act of 2004.  This discussion is intended to provide a general summary of the Section 199 deduction.  Accordingly, the partnerships urge each partner to refer to the appropriate federal tax laws or consult with their tax advisor to determine the particular tax consequences of Section 199 to your tax return.

•                  For the tax year ending December 31, 2013, Section 199(a)(1) generally allows a deduction equal to nine percent of the lesser of a taxpayer’s qualified production activities income (“QPAI”) or the taxpayer’s taxable income determined without regard to the Section 199 deduction.  Section 199(d)(9), however, limits the deduction of taxpayers with oil-related qualified production activities to 6% for tax years beginning after 2009.  An individual taxpayer’s QPAI deduction is limited to the individual’s adjusted gross income.

•                  The deduction allowed under Section 199 is determined at the partner level.  Accordingly, the partnerships are reporting the following information to assist each partner in computing its Section 199 deduction.  In order for a partner to compute QPAI, the information reported by the partnerships generally should be aggregated with a partner’s qualified production activities occurring outside the partnerships.  The at-risk rules (Section 465), the passive activity loss rules (Section 469) and the publicly traded partnership rules (Section 469(k)), and other limitations under Section 199 may affect the proper tax reporting of the Section 199 information provided to you by the partnerships.

•                  The Form 8903 requires oil-related production activities to be broken out separately in computing the Domestic Production Activities Deduction.  Codes 13T-1 through 13T-4 include information that should be reported in column B of Form 8903 and Codes 13T-5 through 13T-8 should be reported on the same lines in Column A in accordance with instructions from the FAQ.

Section 199 Information	Form 8903 Reporting
Code 13T-1 – Domestic Production Gross Receipts (DPGR)	Line 1
Code 13T-2 – COGS Allocable to (DPGR)	Line 2
Code 13T-3 – Directly Allocable Deductions	Line 3
Code 13T-4 – Indirectly Allocable Deductions	Line 4
Code 13V – Employer’s W-2 Wages	Line 16

•      Nondeductible Expenses (Box 18C):  Certain expenses incurred by the partnerships are not deductible for federal income tax purposes.  This amount is your allocated share of those expenses.  This amount is not reported in your federal income tax return but does reduce the tax basis of your units.

•                  Investment Income (Box 20A):  This amount is used in the computation of the limitation on deductible investment interest expense.  Report this amount on Form 4952, Part II, Line 4a.

•                  Investment Expenses (Box 20B):  The amount reflected should be subtracted from investment income to compute the limitation on deductible investment interest expense.  Report this amount on Form 4952, Part II, Line 5.

Other Information:

•                  Unrelated Business Taxable Income or Loss (Box 20V):  This information is applicable to tax-exempt organizations and qualified retirement plans (IRA, SEP, 401(k) and other qualified plans).  Income from publicly-traded limited partnerships is treated as taxable income for tax-exempt organizations and qualified retirement plans.  This information is reportable on Federal Form 990-T for such organizations and plans.  Please obtain advice from your personal tax advisor if you have received this Schedule K-1 on behalf of a tax-exempt organization or qualified retirement plan.

•                  Gross Receipts (Box 20Z1):  This amount represents your share of the partnership’s total income before expenses.  This information may be needed by tax-exempt organizations and qualified retirement plans to determine if a Form 990-T must be filed.  Individual taxpayers may need this information to determine whether a return must be filed for certain states in which the partnerships operate.

•                  Depletion Included in Box 1 (Box 20Z2)

•                  Bonus Depreciation Adjustment (Box 20Z3)

•                  Mexican Withholding Capital Account Adjustment (Box 20Z4)

•                  Schedule K-1 Partner’s Capital Account Analysis (Box L):  This section provides a summary of partnership activity attributable to your partnership units as it affects your capital account.  Your capital account activity is summarized on the basis of the information shown on your Transactions Schedule.

•                  PLEASE NOTE THAT YOUR CAPITAL ACCOUNT BALANCE BEARS NO RELATIONSHIP TO, AND IS NOT INDICATIVE OF, THE FAIR MARKET VALUE OF YOUR INVESTMENT.

2) Transactions Schedule

This schedule contains your history of partnership units bought or sold by date and number of units as reported to the partnership by your broker or the partnership’s transfer agent.  For your reference, we’ve included a blank Transaction Schedule at the end of this package (Exhibit 2).  Each partnership relies on purchase and sale information obtained from brokers and transfer agents to prepare the tax information reported to you on your Schedule K-1.  This Schedule K-1 reports information for all units owned by the partner under the social security or federal identification number shown in Part II Box E of the Schedule K-1.  Units owned by a spouse will be reported on a separate Schedule K-1 under that spouse’s social security number.  A separate Schedule K-1 will be issued for each IRA or other retirement account in which you own units, if any.

Transactions Schedule:  Definitions

•                  Transaction Description:  This is the type of transaction for the group of units involved.  The “Description” column provides explanations for the abbreviations used in this column.

•                  Transaction Date:  This is the date on which the transaction occurred as reported to the partnerships by either the transfer agent (if you are a registered owner) or by your broker or nominee (if your units are in street name).

•                  Broker or Certificate Number:  This column will indicate “Broker” if the transaction was reported to the partnerships from a broker or nominee.  This column will also report a certificate number for transactions registered with the partnership’s transfer agent.

•                  Units:  This is the number of partnership units associated with each certificate or transaction.

3) Sales Worksheet Use Sales Worksheet 1 (Exhibit 3) for your Federal tax return.  Also use Sales Worksheet 1 (Exhibit 3) for state tax returns if you reside in a conforming state.  If you live in a non-conforming state, use Sales Worksheet 2 (Exhibit 4) for state tax returns.  For your reference, we’ve included both Sales Worksheets at the end of this package.

This Worksheet is provided to calculate your gain or loss from the disposition of partnership units.  You must calculate the gain or loss based on certain information provided by the partnerships, as well as other information from your records.  The calculated gain or loss should be reported on the tax forms referenced at the bottom of Columns (9) and (10) on the Sales Worksheet.

To compute your gain or loss from the disposition of partnership units first enter your Sales Proceeds (net of brokerage commissions) in Column (4).  Then enter your Purchase Amount (including brokerage commission) in Column (5).  Your Adjustments to Tax Basis in Column (6) will be provided.  In column (7) enter any partner-level adjustments to your tax basis in the partnership.  For example, these adjustments would include additions to basis for distributions in excess of basis for which you have recognized income.  Total Gain / Loss is the sum of Sales Proceeds in Column (4) less the total of amounts in Columns (5) and (6), plus (positive adjustment) or minus (negative adjustment) the amount in Column (7).  Enter this amount in Column (8).  To calculate your Capital Gain or Loss in Column (10), subtract the Ordinary Gain in Column (9) from your Total Gain in Column (8).  Depending on how long this investment was held, different tax rates may apply.

Certain states require that nonresidents apportion the gain or loss from the sale of a partnership interest to their state.  Listed below are the 2013 apportionment factors for states identified as imposing such requirements.  The reporting requirements for each state may vary, and there could be additional states with similar requirements; therefore, it is important to consult with your tax advisor in completing any applicable state returns.  Additional information will be provided upon request.

State	KMEP	EPB
Iowa	0.037881%
Idaho	0.002100%
Oklahoma	1.250500%	0.8257%
Montana	0.000800%	0.0316%

Unless you have advised the partnerships to use a different method, this Sales Worksheet reflects unit dispositions on a “first in, first out basis” so that you are considered to sell units in the order in which they were acquired by you.  This approach has been applied solely for administrative convenience and is not consistent with IRS Revenue Ruling 84-53, which provides that a partner has one unified basis in its total partnership interest, and would generally yield a different result than that presented - for example, an “average” tax basis in each unit sold.  Each partner must make his or her own determination of the amount of basis to be associated with units that are sold.  The partnerships express no opinion on the appropriate methodology to be used in making this determination and have provided this Worksheet as a courtesy.  Please consult your tax advisor to obtain advice on how this determination should be made, update the Sales Worksheet to reflect the manner in which you determine that the basis in your units should be attributed to units that have been sold, and return it to our Tax Package Support Department for a reprocessing of your tax information statement.

Also, if you have disposed of your units in the partnerships, any unused passive losses are allowed in full in the year of disposition.  If you are a tax-exempt entity, please note that a portion of your liabilities may be allocable to you and these liabilities may be treated as acquisition indebtedness for purposes of determining the amount of gain on sale that is subject to tax as unrelated business income.  Please contact your tax advisor or Tax Package Support if more information is required. Please note that some information included on this Sales Worksheet is to be reported on an individual’s Form 8949.  Basis information related to the sale is not reported to the IRS by the partnership.

Sales Worksheet Definitions

•                  Units Disposed (Column 1):  This is the number of units you sold as reported to the partnerships by your broker or transfer agent.

•                  Acquisition Date (Column 2):  This is the date you acquired units as reported to the partnerships by your broker or transfer agent.

•                  Disposition Date (Column 3):  This is the date you sold units as reported to the partnerships by your broker or transfer agent.

•                  Sales Proceeds (Column 4):  Enter the total amount you received from the sale, net of any commissions or other fees incurred in relation to the sale.

•                  Purchase Amount (Column 5):  Enter the purchase price for the units sold:  include commissions and other fees incurred to purchase your units.  If you acquired your units by some means other than by purchase, refer to the summary below and consult your tax advisor to address any questions.

1)             Tax-Free Exchange - Use the adjusted tax basis of units exchanged.

2)             Gift - Use the donor’s adjusted gross basis increased by any gift tax paid on the appreciation at the date of gift.  However, if you will recognize a loss on your sale of partnership units, use the lesser of the donor’s adjusted basis or the fair market value of the units at the date of gift.

3)             Inheritance - Use the fair market value on the date of death or alternative valuation date, whichever was used by the estate.

•                  Adjustments to Tax Basis (Column 6):  This represents the cumulative amount of income, gains, losses, deductions, credits and distributions allocated to the units sold since your purchase, which either increase or decrease your original cost of these units.

•                  Partner Level Adjustments to Basis (Column 7):  Enter any partner level adjustments to your tax basis in the partnerships.  For example, these adjustments would include additions to basis for distributions in excess of basis for which you have recognized income.

•                  Total Gain or Loss (Column 8):  Total gain or loss is the sum of Column (4) minus the amounts in Columns (5) and (6), plus (positive adjustment) or minus (negative adjustment) the amount in Column (7).

•                  Ordinary Gain or Loss (Column 9):  The amount reported in this column represents the amount of ordinary income attributable to the units sold, resulting from the recapture of the amount of depreciation previously allocated to you.  This is the amount of gain or loss, if any, which is treated as ordinary gain, or loss rather than capital gain or loss.  When reporting ordinary income attributable to sales of partnership units, you must include an IRC Section 751 statement in your income tax return.  Please see the example Section 751 Statement below.

•                  Capital Gain or Loss (Column 10):  To determine capital gain or loss subtract the amount in Column (9), if any, from the amount calculated in Column (8).

•                  Alternative Minimum Tax Basis Adjustment (Column 11):  This amount is the cumulative AMT adjustment items attributable to the units sold.  Please refer to your tax advisor for proper reporting of this line item.

4) State Tax Schedule and Information

Since the partnerships operate in more than 40 states, you may be required to file an income tax return with those states even though you are not a resident of that state.  The state amounts reported on the State Schedule should be used to help you determine those states that may require you to file an income tax return.  The partnerships are subject to and do pay the Texas Franchise Tax (Texas Margins Tax), which is treated as a state income tax for federal income tax purposes.  The state income tax paid by the partnerships is stated separately on the state schedule (Column 9) and is not included in Column 1 of the State Schedule.  State tax forms and instructions can be obtained via the internet at sites such as www.taxsites.com, or by contacting the appropriate state’s department of revenue.  The state information schedule is not a tax return document.

•                  Resident State Filing Guidelines:  Generally, the amounts reported on the Federal Schedule K-1 are needed to prepare your income tax return for the state in which you live.  Due to frequent tax law changes by the states, you should consult your tax advisor concerning the proper tax treatment in your state of residence.

•                  Non-Resident State Filing Guidelines:  Generally, non-resident partners are required to file state income tax returns.  The State Schedule represents allocations of your share of the federal amounts to the states in which the partnerships operate.  If you are required to file a nonresident return, you should report your share of partnership tax items attributable to the particular state on your state tax return.

Additional Information

Tax Web Projected 2014 Gain / Loss Calculator

Go to www.taxpackagesupport.com/kinder and www.taxpackagesupport.com/elpaso to sign in to the Tax Package Support web site for KMP and EPB, respectively.  Click on “Projected Gain / Loss Calculator” and enter your projected UNITS SOLD and PROJECTED SALES PRICE to calculate your projected 2014 gain / loss.  Use the UNITS TO PRORATE function to distribute units sold proportionally across all unit blocks.  The calculator uses tax information as of December 31, 2013 (i.e. it excludes 2014 partnership activity which is not yet available).

Additionally, the gain / loss calculator does not take into account any unused passive activity losses associated with your investment in KMP or EPB, which could have a material impact on your overall gain calculation.  In a complete disposition of your KMP or EPB units, any unused passive activity losses may be deducted against a gain from the sale of the units. These and other factors that can materially affect the outcome of these calculations so the gain / loss calculators should only be relied upon as a general estimate.

Corrections to your Tax Information

If the information provided by your broker or transfer agent is incorrect, the information reported to you on the Schedule K-1, as well as the information reported to the IRS, will be incorrect.  To that end, it is important that you carefully review the information reported on the schedules you receive to ensure it is consistent with the information sent to you by your broker or transfer agent.

It is important that you submit corrections to the partnerships by year-end 2014.  Failure to submit timely corrections may require you to file in your federal income tax return Treasury Form 8082 - “Notice of Inconsistent Treatment of Administrative Adjustment”.  You may make corrections to this information in any one of the following ways:

1.              Write corrections with explanations on the Schedule K-1 that was mailed to you, tear at perforations and mail to:

Kinder Morgan Energy Partners, L.P. or El Paso Partners Pipeline, L.P.

Attn:  Tax Package Support

P.O. Box 799060

Dallas, TX 75379-9060

2.              Call Tax Package Support at 1-800-232-1627 for KMP or 1-866-709-8274 for EPB; or

3.              Submit corrections via the website, www.taxpackagesupport.com.  Click on KMP or EPB which will take you to our Tax Reporting Package logon screen.

IRC Section 751 Statement

If you sold partnership units or you have a deemed sale of units during the tax year and there is ordinary income, you are required to attach a Code Section 751 statement to your tax return.  The amount of gain or loss treated as ordinary income is shown in Column (9) of the Sales Worksheet.  The amount of gain or loss treated as capital is shown in Column (10) of the Sales Worksheet.  See statement example below.

The taxpayer has reported ordinary income upon disposition of units in Kinder Morgan Energy Partners, L.P. or El Paso Partners Pipeline, L.P., as provided by the General Partner.  The amount was determined in accordance with Internal Revenue Code Section 751 and the detailed information is available in the offices of the General Partner upon request.

Foreign Information

KMP has operations in Canada and Mexico.  The information related to KMP’s foreign activities is reported on the Schedule K-1, Line 16.

Federal Income Tax Forms and Required Statements

The following federal forms may be required to report partnership items in your federal income tax return.  Blank forms can be downloaded at www.irs.gov.

Form 1040	U.S. Individual Income Tax Return
Form 1040	Schedule B - Interest and Ordinary Dividends
Form 1040	Schedule E - Supplemental Income and Loss
Form 1116	Foreign Tax Credit
Form 4797	Sales of Business Property
Form 4952	Investment Interest Expense Deduction
Form 6251	Alternative Minimum Tax, Individuals
Form 8082	Notice of Inconsistent Treatment or Administrative Adjustment Request
Form 8903	Domestic Production Activities Deduction

Exhibit 1

651113

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0099

**Schedule K-1 (Form 1065)** **2013**

Department of the Treasury
Internal Revenue Service

For calendar year 2013, or tax year beginning ________, 2013 ending ________, 20____

# Partner's Share of Income, Deductions, Credits, etc.

► See back of form and separate instructions.

## Part I Information About the Partnership

**A** Partnership's employer identification number

**B** Partnership's name, address, city, state, and ZIP code
KINDER MORGAN ENERGY PARTNERS, L.P.
1001 LOUISIANA STREET, SUITE 1000
HOUSTON, TX 77002

**C** IRS Center where partnership filed return

**D** ☐ Check if this is a publicly traded partnership (PTP)

## Part II Information About the Partner

**E** Partner's identifying number

**F** Partner's name, address, city, state, and ZIP code

**G** ☐ General partner or LLC member-manager ☐ Limited partner or other LLC member

**H** ☐ Domestic partner ☐ Foreign partner

**I1** What type of entity is this partner? ________

**I2** If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here (see instructions) ☐

**J** Partner's share of profit, loss, and capital (see instructions):

| | Beginning | Ending |
|---|---|---|
| Profit | % | % |
| Loss | % | % |
| Capital | % | % |

**K** Partner's share of liabilities at year end:

| | |
|---|---|
| Nonrecourse | $ |
| Qualified nonrecourse financing | $ |
| Recourse | $ |

**L** Partner's capital account analysis:

| | |
|---|---|
| Beginning capital account | $ |
| Capital contributed during the year | $ |
| Current year increase (decrease) | $ |
| Withdrawals & distributions | $ ( ) |
| Ending capital account | $ |

☐ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

**M** Did the partner contribute property with a built-in gain or loss?
☐ Yes ☐ No
If "Yes," attach statement (see instructions)

## Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

| | | | |
|---|---|---|---|
| 1 | Ordinary business income (loss) | 15 | Credits |
| 2 | Net rental real estate income (loss) | | |
| 3 | Other net rental income (loss) | 16 | Foreign transactions |
| 4 | Guaranteed payments | | |
| 5 | Interest income | | |
| 6a | Ordinary dividends | | |
| 6b | Qualified dividends | | |
| 7 | Royalties | | |
| 8 | Net short-term capital gain (loss) | | |
| 9a | Net long-term capital gain (loss) | 17 | Alternative minimum tax (AMT) items |
| 9b | Collectibles (28%) gain (loss) | | |
| 9c | Unrecaptured section 1250 gain | | |
| 10 | Net section 1231 gain (loss) | 18 | Tax-exempt income and nondeductible expenses |
| 11 | Other income (loss) | | |
| | | 19 | Distributions |
| 12 | Section 179 deduction | | |
| 13 | Other deductions | 20 | Other information |
| 14 | Self-employment earnings (loss) | | |

*See attached statement for additional information.

For IRS Use Only

For Paperwork Reduction Act Notice, see Instructions for Form 1065. IRS.gov/form1065 Cat. No. 11394R Schedule K-1 (Form 1065) 2013
SA5DF03E

1-1

Schedule K-1 (Form 1065) 2013 Page 2

**This list identifies the codes used on Schedule K-1 for all partners and provides summarized reporting information for partners who file Form 1040. For detailed reporting and filing information, see the separate Partner's Instructions for Schedule K-1 and the instructions for your income tax return.**

**1. Ordinary business income (loss).** Determine whether the income (loss) is passive or nonpassive and enter on your return as follows.

| | *Report on* |
|---|---|
| Passive loss | See the Partner's Instructions |
| Passive income | Schedule E, line 28, column (g) |
| Nonpassive loss | Schedule E, line 28, column (h) |
| Nonpassive income | Schedule E, line 28, column (j) |
| **2. Net rental real estate income (loss)** | See the Partner's Instructions |
| **3. Other net rental income (loss)** | |
| Net income | Schedule E, line 28, column (g) |
| Net loss | See the Partner's Instructions |
| **4. Guaranteed payments** | Schedule E, line 28, column (j) |
| **5. Interest income** | Form 1040, line 8a |
| **6a. Ordinary dividends** | Form 1040, line 9a |
| **6b. Qualified dividends** | Form 1040, line 9b |
| **7. Royalties** | Schedule E, line 4 |
| **8. Net short-term capital gain (loss)** | Schedule D, line 5 |
| **9a. Net long-term capital gain (loss)** | Schedule D, line 12 |
| **9b. Collectibles (28%) gain (loss)** | 28% Rate Gain Worksheet, line 4 (Schedule D instructions) |
| **9c. Unrecaptured section 1250 gain** | See the Partner's Instructions |
| **10. Net section 1231 gain (loss)** | See the Partner's Instructions |

**11. Other income (loss)**

| *Code* | | |
|---|---|---|
| A | Other portfolio income (loss) | See the Partner's Instructions |
| B | Involuntary conversions | See the Partner's Instructions |
| C | Sec. 1256 contracts & straddles | Form 6781, line 1 |
| D | Mining exploration costs recapture | See Pub. 535 |
| E | Cancellation of debt | Form 1040, line 21 or Form 982 |
| F | Other income (loss) | See the Partner's Instructions |

**12. Section 179 deduction** See the Partner's Instructions

**13. Other deductions**

| | | |
|---|---|---|
| A | Cash contributions (50%) | See the Partner's Instructions (A–G) |
| B | Cash contributions (30%) | |
| C | Noncash contributions (50%) | |
| D | Noncash contributions (30%) | |
| E | Capital gain property to a 50% organization (30%) | |
| F | Capital gain property (20%) | |
| G | Contributions (100%) | |
| H | Investment interest expense | Form 4952, line 1 |
| I | Deductions—royalty income | Schedule E, line 19 |
| J | Section 59(e)(2) expenditures | See the Partner's Instructions |
| K | Deductions—portfolio (2% floor) | Schedule A, line 23 |
| L | Deductions—portfolio (other) | Schedule A, line 28 |
| M | Amounts paid for medical insurance | Schedule A, line 1 or Form 1040, line 29 |
| N | Educational assistance benefits | See the Partner's Instructions |
| O | Dependent care benefits | Form 2441, line 12 |
| P | Preproductive period expenses | See the Partner's Instructions |
| Q | Commercial revitalization deduction from rental real estate activities | See Form 8582 instructions |
| R | Pensions and IRAs | See the Partner's Instructions |
| S | Reforestation expense deduction | See the Partner's Instructions |
| T | Domestic production activities information | See Form 8903 instructions |
| U | Qualified production activities income | Form 8903, line 7b |
| V | Employer's Form W-2 wages | Form 8903, line 17 |
| W | Other deductions | See the Partner's Instructions |

**14. Self-employment earnings (loss)**

**Note.** *If you have a section 179 deduction or any partner-level deductions, see the Partner's Instructions before completing Schedule SE.*

| | | |
|---|---|---|
| A | Net earnings (loss) from self-employment | Schedule SE, Section A or B |
| B | Gross farming or fishing income | See the Partner's Instructions |
| C | Gross non-farm income | See the Partner's Instructions |

**15. Credits**

| | | |
|---|---|---|
| A | Low-income housing credit (section 42(j)(5)) from pre-2008 buildings | See the Partner's Instructions (A–G) |
| B | Low-income housing credit (other) from pre-2008 buildings | |
| C | Low-income housing credit (section 42(j)(5)) from post-2007 buildings | |
| D | Low-income housing credit (other) from post-2007 buildings | |
| E | Qualified rehabilitation expenditures (rental real estate) | |
| F | Other rental real estate credits | |
| G | Other rental credits | |
| H | Undistributed capital gains credit | Form 1040, line 71; check box a |
| I | Biofuel producer credit | See the Partner's Instructions (I–P) |
| J | Work opportunity credit | |
| K | Disabled access credit | |
| L | Empowerment zone employment credit | |
| M | Credit for increasing research activities | |
| N | Credit for employer social security and Medicare taxes | |
| O | Backup withholding | |
| P | Other credits | |

**16. Foreign transactions**

| *Code* | | *Report on* |
|---|---|---|
| A | Name of country or U.S. possession | Form 1116, Part I (A–C) |
| B | Gross income from all sources | |
| C | Gross income sourced at partner level | |
| | *Foreign gross income sourced at partnership level* | |
| D | Passive category | Form 1116, Part I (D–F) |
| E | General category | |
| F | Other | |
| | *Deductions allocated and apportioned at partner level* | |
| G | Interest expense | Form 1116, Part I |
| H | Other | Form 1116, Part I |
| | *Deductions allocated and apportioned at partnership level to foreign source income* | |
| I | Passive category | Form 1116, Part I (I–K) |
| J | General category | |
| K | Other | |
| | *Other information* | |
| L | Total foreign taxes paid | Form 1116, Part II |
| M | Total foreign taxes accrued | Form 1116, Part II |
| N | Reduction in taxes available for credit | Form 1116, line 12 |
| O | Foreign trading gross receipts | Form 8873 |
| P | Extraterritorial income exclusion | Form 8873 |
| Q | Other foreign transactions | See the Partner's Instructions |

**17. Alternative minimum tax (AMT) items**

| | | |
|---|---|---|
| A | Post-1986 depreciation adjustment | See the Partner's Instructions and the Instructions for Form 6251 (A–F) |
| B | Adjusted gain or loss | |
| C | Depletion (other than oil & gas) | |
| D | Oil, gas, & geothermal—gross income | |
| E | Oil, gas, & geothermal—deductions | |
| F | Other AMT items | |

**18. Tax-exempt income and nondeductible expenses**

| | | |
|---|---|---|
| A | Tax-exempt interest income | Form 1040, line 8b |
| B | Other tax-exempt income | See the Partner's Instructions |
| C | Nondeductible expenses | See the Partner's Instructions |

**19. Distributions**

| | | |
|---|---|---|
| A | Cash and marketable securities | See the Partner's Instructions (A–C) |
| B | Distribution subject to section 737 | |
| C | Other property | |

**20. Other information**

| | | |
|---|---|---|
| A | Investment income | Form 4952, line 4a |
| B | Investment expenses | Form 4952, line 5 |
| C | Fuel tax credit information | Form 4136 |
| D | Qualified rehabilitation expenditures (other than rental real estate) | See the Partner's Instructions |
| E | Basis of energy property | See the Partner's Instructions |
| F | Recapture of low-income housing credit (section 42(j)(5)) | Form 8611, line 8 |
| G | Recapture of low-income housing credit (other) | Form 8611, line 8 |
| H | Recapture of investment credit | See Form 4255 |
| I | Recapture of other credits | See the Partner's Instructions |
| J | Look-back interest—completed long-term contracts | See Form 8697 |
| K | Look-back interest—income forecast method | See Form 8866 |
| L | Dispositions of property with section 179 deductions | See the Partner's Instructions (L–Z) |
| M | Recapture of section 179 deduction | |
| N | Interest expense for corporate partners | |
| O | Section 453(l)(3) information | |
| P | Section 453A(c) information | |
| Q | Section 1260(b) information | |
| R | Interest allocable to production expenditures | |
| S | CCF nonqualified withdrawals | |
| T | Depletion information—oil and gas | |
| U | Amortization of reforestation costs | |
| V | Unrelated business taxable income | |
| W | Precontribution gain (loss) | |
| X | Section 108(i) information | |
| Y | Net investment income | |
| Z | Other information | |

SA5DF03G

1-2

# 2013 SCHEDULE K-1 ADDITIONAL INFORMATION STATEMENT

KINDER MORGAN ENERGY PARTNERS, L.P.

PARTNER NAME:
PARTNER ACCOUNT NUMBER:
PARTNER FEDERAL ID/ENTITY:
CUSTODIAN FEDERAL ID:
PARTNERSHIP FEDERAL ID:

| K-1 CODES | DESCRIPTION | AMOUNT/SOURCE |
|---|---|---|

For tax year 2013, the Partnership has elected to take bonus depreciation for qualifying assets placed into service for federal income tax purposes. However, there are certain states (non-conforming states) that do not allow the federal bonus depreciation adjustment. If you reside in one of the non-conforming states, when preparing your resident state income tax return you must adjust the amount reported on Box 1 of your Schedule K-1 by the bonus depreciation adjustment provided in the Schedule K-1 Supplemental Information Box 20. See the FAQs for a listing of the non-conforming states.

SA6DF0HZ

1-3

Exhibit 2

KINDER MORGAN
ENERGY PARTNERS, L.P.

# TRANSACTION SCHEDULE

*NOTE: THIS TRANSACTIONS SCHEDULE IS NOT PROOF OF OWNERSHIP NOR SHOULD IT BE CONSTRUED AS PROOF OF OWNERSHIP IN KINDER MORGAN ENERGY PARTNERS, L.P.*

PARTNER NAME:

PARTNER ACCOUNT NUMBER:

PARTNER FEDERAL ID/ENTITY:

CUSTODIAN FEDERAL ID:

PARTNERSHIP FEDERAL ID:

| TRANSACTION | | BROKER OR CERTIFICATE NUMBER | UNITS |
|---|---|---|---|
| DESCRIPTION | DATE | | |
| | | | |
| END OF YEAR UNITS | | | |

SA6DF0J1

2-1

Exhibit 3

3-1

Exhibit 4

4-1

Exhibit 5

## 2013 GRAPHIC GUIDE

The amounts reported on your 2013 Federal Schedule K-1 are represented by letters. Follow the arrows for each letter to locate the line on the appropriate federal form in which to report your federal amounts.

*If the sum of boxes 1, 2, 3, 4, 8, 9a, 10, 11, 12, and 13J on your Schedule K-1 result in a negative number (a passive activity loss) do not report any of the amounts from boxes 1, 2, 3, 4, 8, 9a, 9b, 9c, 10, 11, 12, 13J, 15, and 17 on your 2013 federal tax return unless you sold all of your partnership units prior to January 1, 2014. If the sum of boxes 1, 2, 3, 4, 8, 9a, 10, 11, 12, and 13J on your Schedule K-1 result in a positive number, or if you sold units in the current year, see page 4 of the enclosed partner's instructions for Schedule K-1 for instructions regarding Publicly Traded Partnerships. You may also want to consult your Tax Advisor.

| Other Deductions Schedule K-1 Box 13 | Schedule E Reporting |
|---|---|
| Code 13I | Part I, Lines 5-20, Column A |
| Code 13J | Part II, Line 28, Column (g) |

Foreign Transaction Information Reporting

| Foreign Transaction Information Reporting Schedule K-1 Box 16 | Form 1116 Reporting Canada | Form 1116 Reporting Mexico |
|---|---|---|
| Code 16A | Part I, Line g, column A | Part I, Line g, column B |
| Code 16E | Part I, Line 1a, column A | Part I, Line 1a, column B |
| Code 16J | Part I, Line 2, column A | Part I, Line 2, column B |
| Code 16M | Part II, Line A, column (r) | Part II, Line B, column (r) |

5-1

Exhibit 6

## FREQUENTLY ASKED QUESTIONS

**Q: Are the cash distributions I received from the Partnership taxable?**

A: In general, cash distributions received from the Partnership are not taxable. You are required to report in your tax return only those items of income, gain, loss, deduction or tax credit as reflected on your Schedule K-1.

**Q: Why is the amount of cash I received different than my allocable share of Partnership income, gain, loss deduction or credit?**

A: The Partnership distributes available cash determined by the Partnership agreement. The calculation of cash available for distribution differs from the calculation of taxable income to be reported to the partners. For example, depreciation is an expense that reduces taxable income reported to the partners but does not reduce cash available for distribution.

**Q: If I sell my Partnership units, how is my tax basis determined for computing gain or loss?**

A: Your tax basis is the original amount paid for the Partnership units, adjusted as follows:

- Increased by the cumulative amounts of income and gain reported to you on Schedule K-1;
- Reduced by the cumulative amounts of loss, deduction and credit reported to you on Schedule K-1;
- Increased by the non recourse debt allocated to you on the Schedule K-1;
- Reduced, but not below zero, by the cumulative amounts of cash distributions received from the Partnership; and
- Reduced for amounts paid to Servicio de Administración Tributaria (SAT) on your behalf.

**Q: Does the Schedule K-1 show my tax basis in Partnership units?**

A: No. However, the Schedule K-1 Box L – Partner's Capital Account Analysis, may provide an approximation of your ending tax basis for all units owned at December 31. The amount reflected in the Ending Capital Account includes your original cost of units, as reported to the Partnership by your broker, and other adjustments affecting tax basis. However, brokers do not always report original cost to the Partnership, or the original cost reported may be incorrect. When brokers do not report original cost to the Partnership, the low closing price for the month in which you purchased units is assumed to be the cost. This assumption, or incorrect reporting by the broker, can cause this year end amount to be different than your actual tax basis at December 31. The current year increase(decrease) amount for Box L is computed as follows: sum of boxes 1, 2, 3, 4, 5, 6a, 7, 8, 9, 10, 11, 12, 13H, 13I, 13J, 16M1, 16M2 and 18C.

**Q: If I sell my Partnership units at a gain, why is part of the gain treated as ordinary income rather than capital gain?**

A: A sale of Partnership units is treated as if there was a sale of the partner's allocable share of each of the Partnership's assets. Gain on the sale of assets from which depreciation or depletion deductions have been taken is treated as ordinary income rather than capital gain. The ordinary income on sale of units represents the depreciation and depletion deductions previously allocated to you.

**Q: If my Schedule K-1 reports a passive activity loss from Partnership operations, does this mean the Partnership was not profitable?**

A: No. The net income of the Partnership for 2013 before certain items was $2.74 billion and $3.32 billion, including certain items. Any operating loss reported to partners for tax purposes is due principally to tax depreciation expense in excess of GAAP depreciation expense.

**Q: What additional forms may be required for filing of my tax return?**

**Q: Are there any foreign taxes being paid by KMP on my behalf?**

A: Due to favorable changes made to the United States/Canada Income Tax Treaty, the Partnership does not expect its Canadian subsidiaries to have to submit withholding tax to the Canada Revenue Agency on interest paid by such subsidiaries to the Partnership for tax years subsequent to 2010. However, interest payments made by the Partnership's Mexican affiliate in 2013 are subject to a 15% withholding tax.

In addition, the foreign tax credit basket (general vs passive) should be determined by the partner. The information presented on the Schedule K-1, lines 16(e) - 16(j) have been coded as general basket. See Regulations 1.904-5(h) and consult your tax advisor.

**Q: What is the Section 199 deduction referred to in the Schedule K-1 Additional Information Statement?**

**Q: Is there any unique tax reporting required for the Partnership's oil and gas operations?**

A: Yes, as there are qualified intangible drilling costs (IDC) incurred by the Partnership's oil and gas operations to which an election under Section 59(e) may apply. This amount has not been deducted from the amount in your Schedule K-1, Box 1. Generally, Section 59(e) allows each partner to elect to deduct IDC from oil and gas properties ratably over a 60-month period, rather than deducting the full amount in the current year. If you make this election, it may be beneficial to you for other tax planning purposes or in reducing the amount of Alternative Minimum Tax (AMT) since this item will not be treated as an adjustment or tax preference item for purposes of the AMT. Because each partner decides whether to make the election under Section 59(e), the Partnership cannot provide you with the amount of the tax preferences related to IDC. You must decide both how to claim the expenses on your return and compute the resulting tax preference item.

**Q: What is bonus depreciation?**

A: Favorable federal tax legislation passed in 2010 and extended in 2012 allows the Partnership to accelerate depreciation for certain qualifying property placed in service prior to January 1, 2014 resulting in larger tax deductions for the 2011, 2012 and 2013 tax years. Such benefit, however, has not been adopted by all states; accordingly, this tax package may include information for both conforming and non-conforming states.

**Q: Which states are non-conforming?**

A: The following states are non-conforming: Arizona, Arkansas, California, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, and Wisconsin.

**Q: What is IRC Section 1411, and how does it impact your K-1?**

A: For tax years beginning after 2012, new Code Section 1411 imposes a 3.8% surtax on certain passive investment income of individuals and of trusts and estates. Your share of income reported in this Schedule K-1 and any gain on the sale of KMP units may be subject to this surtax. Generally, gross income derived from a trade or business that is a passive activity to the taxpayer is included in net investment income subject to the surtax. KMP encourages you to consult your tax advisor concerning the impact of Code Section 1411 to you, including the Treasury Regulation Section 1.1411-10(g) elections made by the Partnership.

6-1

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”).  KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which contains a preliminary proxy statement for KMI and a preliminary proxy statement / prospectus for each of KMP, KMR and EPB.  The Registration Statement has not yet been declared effective by the SEC.  Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC.  The registration statement, the preliminary KMI proxy statement and each preliminary proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT / PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.